EXHIBIT 21

The following are the Company’s wholly-owned subsidiaries:

	Jurisdiction of Incorporation	Name under which it Conducts of Conducted Business
CareEvolve.com, Inc.	New Jersey	CareEvolve
GeneDX, Inc.	New Jersey	GeneDx
BRLI-GENPATH Diagnostics, Inc.	New Jersey	BRLI-GENPATH Diagnostics, Inc.
Genome Diagnostics, Ltd.	Canada	Genome Diagnostics, Ltd.
The Genetics Center, Inc.	New York	Genetics Center
Florida Clinical Laboratory, Inc.	Florida	Florida Clinical Laboratory, Inc.
Meridian Clinical Laboratory Corporation	Florida	Meridian Clinical Laboratory Corporation